UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 1-15256

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OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Election of Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Section 4, of Law No. 6,404/76 and the provisions of Resolution CVM No. 44/21, and in addition to the Material Fact disclosed by the Company on August 30, 2021, hereby informs its shareholders and the market in general that the Oi’s Board of Directors elected on this date Ms. Cristiane Barretto Sales to assume, on September 1, 2021, the positions of Chief Financial Officer and Investor Relations Officer (CFO – “Chief Financial Officer” and DRI), reporting to the Chief Executive Officer.

Ms. Cristiane has over 30 years of financial experience in large national and multinational public and private companies, and extensive experience in the telecommunications sector. Cristiane held the position of Executive Officer of Planning and Financial Management at Claro Brasil. Previously, Cristiane held the positions of member of the Board of Directors and CFO at Liq (former Contax), where she coordinated the beginning of the company’s financial restructuring process, having also worked for 15 years in the Telefonica/Vivo Group, where she started as Financial Officer at Tele Leste Celular Participações for the Bahia and Sergipe operations, and subsequently held, at Vivo Brasil, positions of Budget and Management Control System Officer, Executive Vice President of Finance, Planning and Control, Executive Officer of Controllership, Executive Officer of Strategy and Investor Relations Officer and Vice President of Customer Management, Strategy and Quality. Cristiane started her career at Arthur Andersen, where she worked for 10 years and held the position of Senior Audit Manager. She holds a degree in Business Administration from University of Salvador, and holds MBAs with an emphasis in telecommunications from Fundação Getúlio Vargas and from IESE Business School at the University of Navarra, in Spain.

As CFO, Ms. Cristiane will be responsible for continuing to implement the Company’s financial strategy and focus on executing its transformation plan, with an emphasis on optimizing and simplifying its operations, implementing a new financial discipline and completing all the extraordinary operations now in progress, in line with Oi’s Strategic Plan disclosed to the market on July 19, 2021.

Oi reaffirms its commitment to keep its shareholders and the market informed about the relevant and significant aspects of its business.

Rio de Janeiro, August 31, 2021.

Oi S.A. – In Judicial Reorganization

Rodrigo Modesto de Abreu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Rodrigo Modesto de Abreu

Name: Rodrigo Modesto de Abreu

Title: Chief Executive Officer